

November 21, 2014

Via E-mail
Nat Krishnamurti
Chief Financial Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

>   **Re: Applied Minerals, Inc.**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed March 14, 2014**
>   **File No. 000-31380**

Dear Mr. Krishnamurti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 2. Properties
Dragon Mine page 13

1.   Please provide a summary of your production and sales including tons extracted and processed, products produced, and average sales price received for each of your products pursuant to the Instructions to Item 102 of Regulation S-K.

2.   Please provide a general overview of your processing facility, including an overview of the Hosokawa-Alpine Technology, pursuant to paragraph (b) of Industry Guide 7.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 27

3.   We note you have recorded insignificant amounts of revenues from the sales of halloysite clay and iron oxide in 2013, 2012 and 2011. As disclosed in your filing, you do not have mineral reserves as defined by Industry Guide 7 and you are in the exploration stage. Please address the following issues:
   a) Describe the nature of these sales of minerals recorded;
   b) Explain whether these sales activities constitute your ongoing major or central operations; and
   c) Explain your basis to record these sales as revenue in accordance with FASB ASC 605-10-25-1.

Notes to the Consolidated Financial Statements

Note 4 - Property and Equipment, page 35

4.   We note that you have capitalized $3,438,113 of costs regarding a new plant facility and related equipment at the Dragon Mine through December 31, 2013. Please explain to us the nature of these capitalized costs and categorize these costs including the total costs you capitalized through September 30, 2014. Considering you do not have proven or probable reserves associated with the Dragon Mine, please
   a) Clarify why you believe capitalization of these costs is appropriate; and
   b) Provide us with your determination of the probable future economic benefits associated with the capitalized costs reported.
   Please provide us with your analysis, including references to relevant authoritative literature, supporting your position to capitalize such costs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining